                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ELECTROPURE, INC.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)


                              Catherine Patterson
                               Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 14, 1998
            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             13D - AMENDMENT NO. 1


CUSIP No.     286133                                         PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           WYATT TECHNOLOGY CORPORATION 77-0027705
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            00-SECURITIES SOLD, AS REPORTED HEREIN, WERE ORIGINALLY ACQUIRED
               BY EXCHANGE OF INTELLECTUAL PROPERTY
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA, USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 1,950,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 1,950,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,950,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.0% of the Common Stock
            21.5% of voting power
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             13D - AMENDMENT NO. 1


CUSIP No.     286133                                          PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PHILIP J. WYATT
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]
                                                                       (b)   [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            00 - SECURITIES SOLD, AS REPORTED HEREIN, WERE ORIGINALLY ACQUIRED
                 BY EXCHANGE OF INTELLECTUAL PROPERTY
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA, USA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 1,950,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 1,950,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,950,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            23.0% OF THE COMMON STOCK
            21.5% OF VOTING POWER
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 4 OF 8 PAGES


This Amendment No. 1 amends, in relevant part as follows, the Scheduled 13D, jointly filed on November 17, 1997, by Wyatt Technology Corporation and Philip
J. Wyatt (collectively, the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation.

ITEM 1.SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        2.1     (a)    Wyatt Technology Corporation

                (b)     30 S. La Patera Lane, Suite B-7, Santa Barbara, CA
                        93117-3253

                (c) Wyatt Technology Corporation is a privately-held, California corporation, which manufactures instrumentation and software for the analysis of macromolecules and particles in solution.

                (d)     Not applicable

                (e)     Not applicable

                (f)     California, U.S.A.

        2.2     (a)    Philip J. Wyatt

                (b)     30 S. La Patera Lane, Suite B-7, Santa Barbara, CA
                        93117-3253

                (c) President and Chief Executive Officer of Wyatt Technology Corporation, 30 S. La Patera Lane, Suite B-7, Santa Barbara, CA 93117-3253. Mr. Wyatt is the majority shareholder (60%) of Wyatt Technology Corporation, a privately-held, California corporation.

                (d)     Not applicable

                (e)     Not applicable

                (f)     U.S.A.

        2.3     (a)    Geofrey K. Wyatt

                (b)     30 S. La Patera Lane, Suite B-7, Santa Barbara, CA
                        93117-3253
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                                                               PAGE 5 OF 8 PAGES


                (c) Executive Vice President of Wyatt Technology Corporation, 30 S. La Patera Lane, Suite B-7, Santa Barbara, CA 93117-3253

                (d)     Not applicable

                (e)     Not applicable

                (f)     U.S.A.

        2.4     (a)    Carolyn Walton

                (b)     30 S. La Patera Lane, Suite B-7, Santa Barbara, CA
                        93117-3253

                (c) Vice President of Finance, Wyatt Technology Corporation, 30 S. La Patera Lane, Suite B-7, Santa Barbara, CA 93117-3253

                (d)     Not applicable

                (e)     Not applicable

                (f)     U.S.A.

        2.5     (a)    Clifford D. Wyatt

                (b)     30 S. La Patera Lane, Suite B-7, Santa Barbara, CA
                        93117-3253

                (c) Vice President of Sales, Wyatt Technology Corporation, 30 S. La Patera Lane, Suite B-7, Santa Barbara, CA 93117-3253

                (d)     Not applicable

                (e)     Not applicable

                (f)     U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On March 14, 1998, Wyatt Technology Corporation sold, in private transactions at $1.00 per share, 150,000 shares of Electropure, Inc. Common Stock owned by the company. Of such shares, 100,000 were sold to Anthony M. Frank, a principal shareholder of Electropure, Inc. and 50,000 shares were sold to William F. Farnam, a Director of Electropure, Inc.

ITEM 4. PURPOSE OF THE TRANSACTION

        Wyatt Technology Corporation acquired 2,100,000 shares of Electropure Common Stock in a private transaction with the Issuer on October 25, 1997 in consideration for a manufacturing

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                                                               PAGE 6 OF 8 PAGES



agreement and for the grant of a license to certain intellectual property. Such transaction provided that Electropure, Inc. would register up to, but no more than, 630,000 of the shares issued in the transaction to the end that the same may be sold by Wyatt to cover income taxes due on the October 25, 1997 transaction. The proceeds received from the private sale by Wyatt of 150,000 of such shares will be utilized to pay such income taxes and, as a result, registration of the remaining shares held by Wyatt is not required by the Issuer.

        Wyatt Technology Corporation and/or its President and majority (60%) shareholder, Philip J. Wyatt, may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, neither Mr. Wyatt nor Wyatt Technology Corporation has any plans or proposals which may have, which related to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

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                                                               PAGE 7 OF 8 PAGES



ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a) Wyatt Technology Corporation owns 1,950,000 shares of the Common Stock of Electropure, each carrying one vote per share. As the majority shareholder owning 60% of Wyatt Technology Corporation, Philip J. Wyatt, beneficially owns 1,170,000 of such shares.

               Philip J. Wyatt, majority shareholder of Wyatt Technology Corporation, owns beneficially 13.8% of the Common Stock of the Issuer, with 10.0% of the voting power of all classes of stock of Electropure.

        (b) Since Philip J. Wyatt controls Wyatt Technology Corporation, Philip J. Wyatt and Wyatt Technology Corporation share voting and dispositive power over the shares it owns.

        (c) Since November 17, 1997, Wyatt Technology has entered into the following transactions with regard to Electropure's Common Stock:

               On March 14, 1998, Wyatt Technology Corporation sold 100,000 shares of Common Stock, at $1.00 per share, to Anthony M. Frank, a principal shareholder of Electropure, Inc.

               Also on March 14, 1998, Wyatt Technology Corporation sold 50,000 shares of Common Stock, at $1.00 per share, to William F. Farnam, a Director of Electropure, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Pursuant to the October 15, 1997 transaction described in Item 4 above, Electropure has been granted the right of first refusal to purchase any shares offered by Wyatt for sale on the same terms offered to an unaffiliated, bonafide third party.

ITEM 7.  EXHIBITS

        10.52 Technology Transfer Agreement, dated October 25, 1997, and Exhibits A through E thereto. *

        10.52.1  Joint Filing Agreement. *

----------------
* Previously filed in connection with Schedule 13D filed on November 17, 1997 by the Reporting Person.

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                                                               PAGE 8 OF 8 PAGES


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:     June 19, 1998



                                               /S/  PHILIP J. WYATT
                                               ---------------------------------
                                                     Philip J. Wyatt


                                               WYATT TECHNOLOGY CORPORATION



                                               By   /S/  PHILIP J. WYATT
                                                    ----------------------------
                                                     Philip J. Wyatt, President